EnCana Corporation
EnCana on 8th                                   tel: (403)645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5          www.encana.com
February 15, 2006
The following correction notice was released over the news wire this morning:
C O R R E C T I O N from Source — EnCana Corporation:
In EnCana Corporation’s 2005 financial and operating results issued today at 06:04e, the year in a date in paragraph 13 has been corrected to read “during the fourth quarter of 2005”, rather than 2006. The corrected paragraph is as follows. EnCana’s and Canada Newswire’s websites have been updated to reflect the correction:
CALGARY, Feb. 15 / CNW /
More than 90 percent of 2006 gas sales has floor price protection
To help assure strong financial performance, EnCana put in place, during the fourth quarter of 2005, put options on about 1.6 billion cubic feet per day of 2006 planned gas sales at an average strike price of NYMEX $8.42 per thousand cubic feet. All in, about 93 percent of EnCana’s forecast 2006 gas sales is hedged with a combination of put options and fixed price hedges with an average price of NYMEX $7.30 per thousand cubic feet.
For further information:
Alan Boras, Manager, Media Relations, EnCana Corporation, (403) 645-4747.
(ECA)